

October 24, 2013

Mr. Timothy D. Pafford
Legal Products Group
Fidelity Investments
245 Summer Street
Boston, MA 02210

Re:     Fidelity Oxford Street Trust II
        File No. 811-22893

Dear Mr. Pafford:

On September 27, 2013, you filed a registration statement on Form N-1A for Fidelity Oxford Street Trust II (the "Trust"), consisting of Fidelity Commodity Strategy Central Fund (the "Fund"), in connection with the issuance of the Fund's shares solely in private placement transactions. The Fund was previously a series of Fidelity Garrison Street Trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

**PROSPECTUS**

**Fund Summary — Portfolio Manager(s)**

1.      Please clarify if the four portfolio managers listed in this section are "jointly and primarily responsible" for the day-to-day management of the Fund's portfolio. If not, please clearly describe their roles. See Instruction 2 to Item 5(b) of Form N-1A.

**Fund Basics — Investment Details — Principal Investment Strategies**

2.      The first paragraph of this section states that the investment adviser expects to invest the Fund's assets in various types of investments, including "short-term investment-grade debt securities."  Please clarify the meaning of "short-term" in this context by adding a more specific description of the Fund's maturity policy regarding its debt securities.  Also, please describe the types of debt securities in which the Fund will invest (e.g., commodity-linked notes).  Finally, please disclose why a commodity fund includes cash and cash equivalents as principal investments.

3.      The third paragraph of this section states that the investment adviser may invest up to 25% of the Fund's assets in a wholly-owned subsidiary (the "Subsidiary") of the Fund organized under the laws of the Cayman Islands.  With regard to the Subsidiary, please:

- Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the "Investment Company Act") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

- Disclose that the investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Act.  Please also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement.

- Disclose that the Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17), and identify the custodian of the Subsidiary.

- Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund, and ensure that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

- Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

- Confirm that the Subsidiary's board of directors will sign the Fund's registration statement.

**Fund Basics — Investment Details — Principal Investment Risks**

4.      The penultimate sentence in the first paragraph of this section states that the Fund's performance could be more volatile than the performance of "more diversified funds." Since the Fund is classified as non-diversified, please delete the term "more" from this sentence.

**Shareholder Information — Additional Information about the Purchase and Sale of Shares — Selling Shares**

5.      Earlier disclosure in the "Purchase and Sale of Shares" section in the summary states that the Fund will only be sold to other Fidelity funds. Disclosure in this section states that the Fund may be sold through authorized intermediaries. Please reconcile these two statements.

**STATEMENT OF ADDITIONAL INFORMATION**

**Investment Policies and Limitations — Swap Agreements**

6.      The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

7.      The Fund also discloses that it may engage in credit default swaps. Please disclose in this section that, when the Fund is a protection seller in a credit default swap, it will segregate assets equal to the full notional value of the swap.

**Trustees and Officers — Board Structure and Oversight Function**

8.      This section provides a table listing the principal occupations of the Fund's trustees during the last five years, as well as other information. For each director, please briefly discuss the particular experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a trustee of the Fund. See Item 17(b)(10) of Form N-1A. Please also disclose in this section all directorships held by each trustee during the past five years. See Item 17(b)(3)(ii) of Form N-1A.

## DESCRIPTION OF THE FUND

### Trust Organization

9.     This section describes the history of the Fund.  Please disclose in this section that the Fund was previously a series of the Fidelity Garrison Street Trust.  <u>See</u> Item 15(b) of Form N-1A.

## FINANCIAL STATEMENTS

10.     This section states that the Fund's financial statements and financial highlights for the fiscal year ended July 31, 2013 are included in the Fund's annual report and are incorporated by reference.  Please also disclose in this section that the Fund's annual report was filed while the Fund was a series of the Fidelity Garrison Street Trust.

## GENERAL COMMENTS

11.     Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

12.     Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

13.     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, the Trust should furnish a letter acknowledging that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel